SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 6 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Robert S. Bland

LQ Acquisition Inc.

c/o Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

1-800-556-9393 extension 295

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gaspare G. Ruggirello, Esq.

Derico & Associates, P.C.

77 W. Washington Street

Suite 500

Chicago, IL 60025

(312) 263-8625

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$18,638,584	$1,328.93

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc and Robert S. Bland.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

(3)	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 10, 2010, as amended by Amendment No. 1 filed on June 28, 2010 , Amendment No. 2 filed on June 29, 2010, Amendment No. 3 filed on July 12, 2010, Amendment No. 4 filed on July 14, 2010 and Amendment No. 5 filed on July 20, 2010 (the “Schedule TO”) by LQ Acquisition Inc., an Illinois corporation wholly-owned by Robert S. Bland, and Robert S. Bland (“Bland”), president and chief executive officer of Life Quotes, Inc (“LQ”) whereby LQ Acquisition, Inc. and Bland offer to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of LQ not owned by LQ Acquisition Inc. or Bland, at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 2010 as subsequently amended by the Schedules TO-T/13E-3 filed on June 28, 2010, July 12, 2010 and July 14, 2010, July 20, 2010 and August 3, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO and the Offer to Purchase set forth below are hereby amended and supplemented as follows:

(1) Offer to Purchase, Background of the Offer, page 8

In the section Background of the Offer, the following language on page 8 is amended and restated with the changed language underlined:

As part of the process and analysis with Party A, LQ became aware that Zions could be interested in selling its Shares back to LQ. LQ became aware of Zions’ potential interest in liquidating its position in LQ because the board member designated by Zions had from time to time expressed disappointment with LQ’s financial results, including a history of operating losses and Zions’ frustration with the investment. Zions holds approximately 33.6% of the total Shares of LQ. Management of LQ developed two alternative proposals for Zions: the first was to purchase Zions’ Shares for $3.75 per Share if it could raise debt sufficient to finance such a transaction; and the second was to pay Zions $4 a Share where LQ would pay approximately $4.7 million in cash and Zions would finance the remainder of the purchase price over 60 months with a right to convert the debt into equity upon the occurrence of certain events. The Board did not receive any outside financial assistance in formulating this proposal. The terms of this proposal were arrived at because the Board had a previously approved share repurchase plan with a maximum repurchase price of $4.00 a Share. The Board determined the maximum purchase price for the share repurchase plan without the assistance of an outside financial advisor, but rather on the basis of its knowledge of LQ’s financial performance and prospects, as well as their experience with the business. As a result, Mr. Bland, as chief executive officer, and Mr. Perillo, as chief financial officer, called representatives of Zion’s management to discuss these two alternatives. Zion’s management informed LQ’s management that it would review these alternatives and contact them.

(2) Offer to Purchase, Background of the Offer, page 9

In the section Background of the Offer, the following language on page 9 is amended and restated with the changed language underlined:

Messieurs Bland and Perillo contacted a very limited number of parties who had previously expressed an interest in LQ. LQ contacted a very limited number of parties because QS had made it a condition to its offer that LQ would only contact the parties that had previously expressed interest. Because in part the Board believed that the QS offer was an attractive one, it was willing to accede to the conditions of such an offer. By late September 2009, Party A provided a written expression of interest to purchase LQ at $4.50 per Share subject again to due diligence and other material conditions. No other party was willing to express formal written interest. In part due to the very limited due diligence conducted by Party A, the Board re-executed the letter of intent with QS with an extended exclusivity period lasting until October 15, 2009.

(3) Offer to Purchase, Background of the Offer, page 9

In the section Background of the Offer, the following language on page 9 is amended and restated with the changed language underlined:

After a review of a number of proposals and interviews with potential investment banking firms, at the end of October 2009, LQ hired RJ to begin the process of reviewing its options to use the QS Transaction proceeds. The Board briefly considered the prospects of LQ going forward on a stand-alone basis, but decided that returning the proceeds from the QS Transaction to the stockholders was its priority.

In late October through mid November, RJ prepared evaluation materials and identified potential transaction partners. From the middle of November through early January, RJ contacted potential transaction partners to see if they had an interest in LQ and negotiated non-disclosure agreements. RJ created a list of potential transaction partners based on its professional judgment, expertise and market awareness. Management of LQ reviewed the list of potential transaction partners suggested by RJ, added several parties to it and approved of the list. No partner suggested by management was excluded and each partner on that list was contacted by RJ except one potential partner, which RJ became aware was undertaking a sale process and did not have the resources to undertake a transaction with the Company. Evaluation materials were distributed to the potential partners, and RJ held conference calls and meetings with interested parties. Generally members of the management did not participate in these informational discussions. RJ also responded to requests for additional information.

(4) Offer to Purchase, Background of the Offer, page 12

In the section Background of the Offer, the following language on page 12 is amended and restated with the changed language underlined:

Upon advice of counsel, the Board then established the Special Committee consisting entirely of disinterested directors to evaluate the tender offer. In considering whether or not a director was disinterested, the Board considered whether or not directors had any relationships with LQ that would impair their independence. In part the Board reviewed the Nasdaq market standards of independence. Among other things, the Board considered i) any past or present employment or other relationships with LQ ii) any compensation made directly to (or for the benefit of) the director or a family member of the director, iii) business relationships between the director or any of his affiliated organizations and LQ, iv) any charitable donations made by LQ to a charitable organization for which the director or any of his family members are executive officers, v) whether the director would be an owner in LQ after the transaction and vi) the number of Shares and options held by the directors. No concerns or potential conflicts arose in connection with the selection of the Special Committee. The directors on the Special Committee included Timothy F. Shannon, Richard F. Gretsch and Bruce J. Rueben. The Special Committee was provided with broad discretion, including the ability to negotiate with third parties and to recommend or not recommend any offers received. None of Mr. Bland, Mr. Thoms or John B. Hopkins, an affiliate of Zions, participated in any review or deliberation in connection with the Special Committee’s decision to support the Offer. Neither did any other director who was not a member of the Special Committee deliberate in any decision with respect to the Offer.

(5) Offer to Purchase, Background of the Offer, page 13

In the section Background of the Offer, the following language on page 13 is amended and restated with the changed language underlined:

On June 2, 2010 the Special Committee held another call. It met to discuss the revised offer by us and the revised offer proposed by Party B. The Special Committee was still concerned about the number of contingencies and uncertainties associated in the offer from Party B. Party B confirmed to RJ who confirmed to the Special Committee that they had still not completed their legal or business due diligence. As all the members of the Special Committee were not present at this meeting, they decided to hold another meeting on June 4, 2010. The Special Committee had asked RJ and RJ was prepared to provide its fairness opinion at the June 2 meeting, but the Special Committee decided to wait until all the members of the Special Committee were present before hearing this presentation.

(6) Offer to Purchase, Background of the Offer, page 13

In the section Background of the Offer, the following language on page 13 is amended and restated with the changed language underlined:

On July 8, 2010, the Board had a call to discuss, among other things, the fairness of the Offer. After the Board reviewed Delaware law and fiduciary duties of directors, RJ provided a formal presentation as to the fairness of our proposal. Then the Board reviewed a number of both positive and negative factors associated with our proposal similar to the factors discussed by the Special Committee during their June 4 meeting. After a discussion, the Board voted to support the Offer, to state that they found the Offer fair, and recommend to LQ’s stockholders to tender their Shares in the Offer. Mr. Bland did not deliberate in any decision and is not taking a position with respect to the Offer. The Board also discussed its reasons for agreeing to structure the tender offer transaction so that LQ loaned the funds to LQ Acquisition Inc. The Board believed that the Offer was the best way available for LQ to distribute cash consideration to the stockholders of LQ, and the loan was required for the Offer to be consummated. The Board came to the conclusion that if they did not distribute the cash in LQ to the stockholders through the Offer, the continued losses LQ’s operations could continue to deplete LQ’s cash reserves and diminish the value of the Shares held by LQ’s stockholders. Throughout the process of considering the Offer and prior to determining to recommend the Offer to LQ’s stockholders, the Board did not have any discussions concerning employment agreements for management following the Offer. Similarly, none of the members of senior management had any employment discussions with LQ Acquisition Inc. throughout the process by which the Board considered the Offer, and prior to the Board’s determination to recommend the Offer to LQ’s stockholders.

(7) Offer to Purchase, Additional Considerations, page 23

In the section Additional Considerations, the following language on page 23 is amended and restated with the changed language underlined:

For services rendered in connection with the delivery of its opinion, LQ paid RJ a fee of $150,000 upon delivery of its opinion. LQ will also pay RJ a customary fee for advisory services in connection with the Offer, which is contingent upon the closing of the Offer. LQ also agreed to reimburse RJ for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify RJ against certain liabilities arising out of its engagement. RJ also received a fee of $150,000 for a fairness opinion provided pursuant to a letter agreement dated September 30, 2009 in connection with the QS Transaction.

RJ is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, RJ may trade in the securities of LQ for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. RJ has not provided any services in the past to LQ Acquisition, Inc., Zions or Thoms.

(8) Offer to Purchase, Selected Public Companies Analysis page 19

In the Offer to Purchase, at the end of the section Selected Public Companies Analysis, the following is inserted:

Below is a table listing the selected comparable public companies and certain multiples for each of them.

Company	EBITDA Margin	Net Income Margin	Enterprise Value to:
			LTM Rev (1)		2010E Rev		LTM EBITDA		2010E EBITDA
Insurance Brokerage Companies
Willis Group Hldgs Public Ltd Co	26.6%	13.6%	2.3	x	2.2	x	8.5	x	8.0	x
Brown & Brown Inc.	34.1%	15.6%	3.0		3.0		8.7		8.6
Arthur J. Gallagher & Co.	18.1%	7.3%	1.7		1.6		9.2		8.7
eHealth Inc.	20.4%	11.1%	1.2		1.1		5.9		5.8
InsWeb Corp.	-0.2%	-0.7%	0.4		NA		NM		NA
The Marketing Alliance	NA	11.1%	0.4		NA		NA		NA
High	34.1%	15.6%	3.0	x	3.0	x	9.2	x	8.7	x
Mean	19.8%	9.6%	1.5		2.0		8.1		7.8
Median	20.4%	11.1%	1.4		1.9		8.6		8.3
Low	-0.2%	-0.7%	0.4		1.1		5.9		5.8
LQ/Offer	-12.0%	-18.5%	0.3		0.3		NM		NM

(9) Item 11 of the Schedule TO is amended as follows:

(a)(5) LQ, LQ Acquisition, Inc., and the directors of LQ have been named defendants in a lawsuit challenging the proposed transaction. The lawsuit Gelfand v. Life Quotes, Inc. et al. No. 2010CH3662 was filed in the Chancery Division of the Circuit Court of Dupage County, Illinois on June 25, 2010 (“the Gelfand Action”). In the Gelfand Action, the plaintiff alleges that LQ, LQ Acquisition, Inc. and the other defendants have breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to LQ’s public stockholders. Among other things, the Gelfand Action seeks a permanent injunction against or rescission of the proposed transaction, damages, and attorney’s fees and expenses. The complaint related to the Gelfand Action is attached as Exhibit (a)(5)(A) hereto.

During the month of July 2010, Duane Morris discussed with attorneys for plaintiffs in the Gelfand Action disclosure issues relating to the potential settlement of the Gelfand Action. Duane Morris and counsel for plaintiffs discussed certain supplemental disclosures that could be made in connection with the Offer and by LQ. Further negotiations took place between Duane Morris and counsel for plaintiffs during the month of July 2010.

On August 3, 2010, the parties to the Gelfand Action entered into a memorandum of understanding (“MOU”) containing the terms for the parties’ agreement in principle to resolve the Gelfand Action. The MOU provides that, in consideration for the settlement of the Gelfand Action, LQ must make supplemental disclosures in appropriate filings with the Commission. In the MOU, LQ acknowledges that the efforts of and negotiations with plaintiffs’ counsel and the prosecution of the lawsuit were the sole cause of the supplemental disclosures contemplated by the MOU, The parties to the Gelfand Action will use their best efforts to draft and execute a definitive stipulation of settlement. A copy of the MOU is filed as Exhibit (a)(5)(D).

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 25, 2010 as amended by the Schedules TO-T/13E-3 filed on June 28, 2010, July 12, 2010, July 14, 2010, July 20, 2010 and August 3, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010.*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010.*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010.*

(a)(1)(I)	LQ Acquisition Inc. press release, dated July 20, 2010.*

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.*

(a)(5)(B)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(a)(5)(C)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(a)(5)(D)	Memorandum of Understanding dated August 3, 2010.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc.*

(c)(1)	Presentation of Raymond James & Associates, Inc. (“Raymond James” or “RJ”) to the Special Committee of Life Quotes presented on June 4, 2010.*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010.*

(c)(3)	Intentionally Omitted.

(c)(4)	Intentionally Omitted.

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009.*

(c)(6)	Raymond James spreadsheet related to Selected Transactions Analysis.*

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms.*

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation.*

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(g)	None.

(h)	None.

*	Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT NO. 6 TO SCHEDULE TO AND SCHEDULE 13E-3

LQ ACQUISITION INC.,

/S/ ROBERT S. BLAND
Robert S. Bland
President and Chief Executive Officer

ROBERT S. BLAND

/S/ ROBERT S. BLAND
Robert S. Bland

Date: August 3, 2010 (LQ Acquisition, Inc.)

Date: August 3, 2010 (Robert S. Bland)